Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

(212) 309-6000

July 10, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Mara L. Ransom

        Assistant Director

Re:   Sprouts Farmers Markets, LLC

Registration Statement on Form S-1

Filed May 9, 2013

File No. 333-188493

Dear Ms. Ransom:

We are writing on behalf of our client, Sprouts Farmers Markets, LLC (the “Company”), in connection with the above-referenced registration statement (the “Registration Statement”).

Confidential Treatment Request. Due to the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Securities and Exchange Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned rather than rely upon the U.S. mail for such notice.

We advise the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company, based on information provided by its underwriters, currently anticipates that the estimated offering price range to be included on the cover of the Company’s preliminary prospectus by an amendment to the Registration Statement will be between $[*] and $[*] per limited liability company unit. Please note that the foregoing price range does not reflect the impact of the Company’s conversion from a limited liability company into a corporation, pursuant to which it is anticipated that each limited liability company unit of the

*	Redacted confidential information

United States Securities and Exchange Commission

Division of Corporation Finance

July 10, 2013

Company will be converted into a number of shares of common stock greater than one. The Company also advises the Staff that the actual price range to be included on the cover of the preliminary prospectus will be no greater than 20% (or $2, if the maximum price is $10 or less).

In light of the foregoing, we are providing the Staff with information respecting the Company’s determination of the fair value of equity underlying options to acquire Class B Units granted by the Company as compensation in the past year. In connection with the corporate conversion referred to above, each option to acquire a Class B Unit will be converted into options to acquire the number of shares of common stock into which the Class B Units underlying such option would otherwise be converted, and at the same aggregate exercise price.

Options to acquire Class B Units were granted to employees as incentive compensation under the Company’s Sprouts Farmers Markets, LLC Option Plan (the “Plan”). All options were intended to be granted with an exercise price per share equal to the fair value of the underlying units on the date of grant, determined in good faith and based on the information known to the Company on the date of grant. The fair value of the Company’s units for purposes of determining the exercise price for option grants has been determined on each grant date by the Company’s Board, with input from management. In the absence of a public trading market for the Company’s equity, on each grant date, the Company considered various factors to determine such fair value.

Equity-Related Transactions Since May 1, 2012:

The Company is providing information and analysis with respect to options to acquire its Class B Units granted under the Plan since May 1, 2012. The Company believes that this time period is relevant because (i) it includes the full year prior to the initial filing of the Registration Statement and (ii) as discussed below, on May 29, 2012, the Company completed a significant acquisition (the “Sunflower Transaction”) which significantly impacted the Company’s valuation.

The following table summarizes all such Company Class B Unit option grants, from May 1, 2012 through the date of this letter:

Date	Number of units underlying grant	Exercise price at grant
Class B Unit Option Grants
July 23, 2012	166,700	$66.16
August 23, 2012	25,000	$66.16
October 31, 2012	19,000	$66.16
December 21, 2012	23,500	$100.70
January 7, 2013	1,500	$100.70
March 11, 2013	4,500	$100.70
April 8, 2013	13,000	$100.70

United States Securities and Exchange Commission

Division of Corporation Finance

July 10, 2013

As described in the Registration Statement, in April 2013 the Company completed a refinancing transaction involving the entry into a new credit agreement and the use of the proceeds, together with cash on hand, to repay certain existing indebtedness, to make a $24.63 per unit distribution to the Company’s equity holders and to pay transaction fees and expenses. In connection with this distribution to holders of units, holders of vested options received a comparable cash bonus payment of $24.63 per unit with respect to the units underlying their options. In the case of unvested options, the exercise price was reduced by the per unit distribution amount of $24.63.

Company Methodology in Determining Fair Value:

With respect to the option grants made after May 29, 2012 through October 31, 2012, the Company advises the Staff as follows. On May 29, 2012, the Company completed the acquisition of Sunflower Farmers Market, Inc. (“Sunflower”) for consideration consisting of a combination of cash and Class A Units of Sprouts Farmers Markets, LLC. In this transaction, the (“Sunflower Transaction”), each unit was valued at $66.16. The valuation was the product of arms-length negotiation between the Company and Sunflower, and accordingly, the Company believes this negotiated value provides the best indication of the fair market value of the units at the time of the consummation of this transaction. The negotiated value was based on estimated Adjusted EBITDA for 2011 of the combined businesses and reflected a multiple of [*]x such estimated Adjusted EBITDA. The Company set the exercise price for the options granted after May 29, 2012 through October 31, 2012 at this negotiated $66.16 per unit value. The Company did not believe that any facts or circumstances had occurred since the completion of that transaction to warrant a different valuation.

In connection with option grants commencing in December 2012, the Company advises the Staff as follows. The Company concluded that the integration of Sunflower and the synergies achieved through the acquisition necessitated a revaluation of the fair value of the units for purposes of new option grants.

In computing the fair market value of the underlying units, the Board, with input from management, considered both a “market” approach and an “income” approach. A schedule detailing the computations described below is attached.

Market Approach:

In valuing its equity under the market approach, the Company looked both at comparable companies for which information was publicly available and also updated the valuation methodology used in connection with the Sunflower Transaction.

Comparable Companies: The three companies used in the comparative analysis were: Whole Foods, Fresh Market, and Natural Grocers by Vitamin Cottage. Company management believed these three companies were appropriate comparable companies due to the similar nature of products sold, as well as their comparability in terms of recent significant growth.

*	Redacted confidential information

United States Securities and Exchange Commission

Division of Corporation Finance

July 10, 2013

A detailed summary of the Company’s comparable company valuation method is included on the attached schedule. In summary, the Company derived from publicly available information the multiple to EBITDA reflected by the public trading price of each of the three comparable companies. The Company used EBITDA as a comparable measure to reduce any variations resulting from differences in capital structure between the comparable companies and the Company. The Company then multiplied (i) its pro forma adjusted EBITDA for the twelve months ended September 30, 2012, (ii) its estimate of its full year 2012 pro forma adjusted EBITDA and (iii) its estimate of its full year 2013 adjusted EBITDA by the average of the three comparable companies’ EBITDA trading multiples, resulting in a deemed total enterprise value (“TEV”) for the Company for each of the three periods. Net debt was then subtracted from each TEV and the assumed option exercise proceeds were added back to obtain a “public company equity value” for each period. The Company then applied a liquidity and private company discount reflecting the fact that the Company’s units were not publicly traded and, as a result, there was no trading market. This calculation yielded a current equity value for each period, which was divided by the number of fully diluted units outstanding to yield a per unit price for each of the three periods. These three prices were averaged to yield an estimated equity value per unit of $104.05.

Sunflower Transaction: As noted above, as part of the arms-length negotiation of the Sunflower Transaction, the value of the Company’s equity reflected an [*] x multiple of pro forma adjusted EBITDA. In December 2012, Company management again applied this multiple to the Company’s estimated 2012 full year pro forma adjusted EBITDA. After subtracting net debt, and adding assumed option exercise proceeds, such analysis yielded a per unit value of $97.34. No private company discount was applied because the Company concluded the negotiated multiple of the Sunflower Transaction already reflected that the Company was not publicly traded.

The average of these two valuations was $100.70, which was used by the Company as a fair market value in setting the exercise price of the options granted in December 2012.

Income Approach:

For purposes of determining the reasonableness of the foregoing calculation, the Company also calculated enterprise value and unit price using the income method. Under this method, the Company computed its TEV by discounting projected future free cash flow. The Company then subtracted net debt, added option exercise proceeds, applied a liquidity and private company discount and divided the resulting equity value by the fully diluted outstanding units to derive an equity value per unit. The equity value derived from this analysis was $105.45 per unit. The Company believes this approach confirms the reasonableness of the market value computation described above.

In connection with option grants in January, March and April of 2013, the Company considered whether factors had arisen necessitating a recalculation of the unit value, and

*	Redacted confidential information

United States Securities and Exchange Commission

Division of Corporation Finance

July 10, 2013

concluded that no such factors were present. Accordingly, the same fair market value computation was used for those grants.

Changes in Value:

The price range that the Company anticipates including in its preliminary prospectus reflects a higher valuation than the fair market value determined in connection with recent option grants. The Company believes this increase in value is attributable to the following:

1.	Completion of the integration of the acquired Henry’s and Sunflower businesses has resulted in the elimination of any future integration risk.

2.	Continued acceleration of the Company’s comparable store sales growth, overall sales growth and earnings growth. The Company’s relative comparable store sales performance (on a two year stacked basis) is now the best among its peers.

3.	The Company’s position as a high growth retail company with accelerated new store openings of 13% for 2013 and 12% per year projected thereafter, as compared to 7% and 8% in 2011 and 2012, respectively.

4.	High trading multiples of high growth retail companies such as the Company, including Whole Foods, Fresh Market, and Natural Grocers by Vitamin Cottage (which currently range from 12x to 18x of estimated 2014 EBITDA). The trading multiples in this sector have increased since December/April when the most recent option grants were made.

5.	The strong performance of the Company’s recently opened stores has given the Company (and its underwriters) greater confidence in the Company’s ability to accelerate the pace of its organic growth in both existing and new markets.

6.	Absence of any liquidity and private company discount subsequent to the completion of the IPO.

If you have any questions, please contact the undersigned at (212) 309-6843 or Jeff Letalien at (212) 309-6763.

Very truly yours,

/s/ Howard Kenny

cc: Sprouts Farmers Markets, LLC

Schedule I

I.	Comparable Company Valuation (dollar and units in millions)

	LTM[1]	2012E	2013E
Pro Forma Adjusted EBITDA[2]
Comparable Company Average Multiple[3]

Total Equity Value

Less: Net Debt[4]
Option exercise proceeds[5]

“Public Company” Equity Value		[*]

Private company discount ([*]%)[6]

Current Equity Values

Fully Diluted Outstanding Units[7]
Equity Value per Unit

Average: $104.05

II.	Updated Sunflower-based Valuation (dollars and units in millions)

Estimated 2012 Pro Forma Adjusted EBITDA[2]
Sunflower Transaction Multiple

Less: Net Debt[4]
Option exercise proceeds[5]	[*]

Equity Value

Fully diluted outstanding Units[7]
Equity Value per Unit

1.	Twelve months ended September 30, 2012.
2.	Pro forma for the Sunflower Transaction for the twelve months ended September 30, 2012 and fiscal 2012, assuming the Sunflower Transaction occurred at the beginning of each such period. Adjustments add back transaction and integration related costs but not option expenses, pre-opening expenses and straight line rent.
3.	Average of EBITDA multiples for Whole Foods, Fresh Markets, and National Grocers by Vitamin Cottage from publicly available sources.

*	Redacted confidential information

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4.	As of October 31, 2012, reflects $[*] debt plus $[*] capital and finance leases, less $[*] cash and cash equivalents.
5.	Number of outstanding options times exercise price.
6.	The private company discount of [*]% represents a combination of a liquidity discount and a pre-IPO discount. In discussions with third-party valuation firms, the Company was advised that liquidity discounts can range from 15% to 20% and pre-IPO company discounts can range from 20% to 25%. Additionally, the Company believes the IPO pricing and post-IPO trading of recent high growth retail company IPOs suggest a discount in the 30% to 50% range. Based on the foregoing, the Company concluded that a combined liquidity and pre-IPO discount of [*]% was appropriate.
7.	Based on 11,435,611 units and 1,030,507 options.

*	Redacted confidential information

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